EXHIBIT (a)(1)(iv)

Form of Letter from the Feeder Fund to Shareholders in

Connection with the Feeder Fund’s Acceptance of Shares

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

51 Madison Avenue

New York, NY 10001

[Date]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

Private Advisors Alternative Strategies Fund (“Feeder Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Feeder Fund (“Shares”). The Feeder Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on March 22, 2013 (“Offer”) exceeds the maximum number of Shares which may be purchased by the Feeder Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of June 28, 2013) (“Maximum Purchasable”), the Feeder Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Feeder Fund, and the Feeder Fund accepts your tender as so proportionately reduced.

In respect of the Feeder Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you have been issued an un-certificated, non-interest bearing, non-transferable and non-negotiable repurchase instrument (“Repurchase Instrument”) entitling you to be paid an amount equal to the net asset value per Shares accepted for repurchase determined as of June 28, 2013 (or a later date determined by the Feeder Fund if the Offer is extended), less an “early repurchase fee” of 5.0% due to the Feeder Fund in connection with the Offer and subject to the terms thereof. Please note that, because none of the Shares subject to this Offer will have been outstanding for more than 12 months, the sale of your Shares pursuant to this offer will be subject to the 5.0% “early repurchase fee,” which will reduce your proceeds by 5.0%.

Payment in respect of the Repurchase Instrument will be made in two or more installments.

•	The initial payment in respect of the Repurchase Instrument (‘‘Initial Payment’’) will consist of approximately 90% of the amount required to be paid under such Repurchase Instrument. The Initial Payment will be made as of the later of (i) any business day that is within 45 days after June 28, 2013 (“Valuation Date”) for the repurchase, or (ii) if the Private Advisors Alternative Strategies Master Fund (“Master Fund”) has requested withdrawals of its capital from any hedge funds in order to fund the repurchase of Shares, within ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from the hedge funds.
•	The second and final payment in respect of the Repurchase Instrument (‘‘Post-Audit Payment’’) is expected to be the difference, if any, of (i) the value of repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Feeder Fund’s financial statements for which the year in which the Valuation Date occurs, and (ii) the Initial Payment. It is anticipated that the annual audit of the Feeder Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Feeder Fund and that the Post Audit Payment will be made promptly after completion of the audit. The Feeder Fund’s fiscal year in which this tender offer is taking place ends on March 31, 2014.

The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

In the event that you have tendered only some (but not all) of your Shares, your account with the Feeder Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the Initial Payment due under the Repurchase Agreement will be directed back to the account at your financial intermediary from which your subscription funds were debited no later than August 12, 2013, unless the Valuation Date of the Shares in the Feeder Fund has changed or the Feeder Fund has requested a withdrawal of its capital from the hedge funds in which it invests.

You remain a Shareholder of the Feeder Fund with respect to any of Shares which the Feeder Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact the Feeder Fund at (888) 207-6176.

Sincerely,

Private Advisors Alternative Strategies Fund

Enclosure